SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR PURCHASES 3 ADDITIONAL BOEING 737-800, BRINGING TOTAL AIRCRAFT ORDER TO 383

Ryanair, Europe's favourite airline, today (4 Mar) announced the purchase of an additional 3 Boeing 737-800 aircraft, for delivery in early 2016, valued at $280 million at current list prices, bringing its total order to 183 737 NGs, in addition to orders for 200 "gamechanger" Boeing MAX 200 aircraft, which will allow Ryanair to grow its traffic to 160m customers p.a. by 2024.

Ryanair's CEO Michael O'Leary said:

            "We are pleased to announce the purchase of 3 more Boeing 737-800 aircraft, which will be delivered in early 2016, bringing our total order to 183 737 NGs, in addition to further orders for 200 "gamechanger" Boeing             MAX 200 aircraft. These Boeing aircraft orders will allow us to expand our fleet to over 520 aircraft and to increase our traffic to 160m customers p.a. by 2024, creating some 10,000 new positions for pilots, cabin crew             and engineers, as we continue to grow tourism, routes and jobs across Europe."

Boeing's Vice President of European Sales, Todd Nelp said:

"As the biggest customer in the world for the Next-Generation 737-800, Ryanair fully understands the economic value of this airplane, building its business on the 737's superb efficiencies and unmatched reliability."

ENDS

For further information
please contact:          Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212           Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com

                          Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary